UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2009

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

(65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 16, 2009, Avago Technologies announced the appointment of BC Ooi as the Senior Vice President, Global Operations of Avago and affiliated companies effective immediately.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2009

Avago Technologies Finance Pte. Ltd.

By:	/s/ Patricia McCall
Name:	Patricia McCall
Title:	Vice President, General Counsel